CID-B-05-007
June 23, 2005


SEC MAIL
RECEIVED
PROCESSING
JUL 07 2005
WASH, D.C.
192
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing D


05009565

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- Notice Regarding the Retirement of Treasury Stock (dated June 1, 2005)
- Notice of Treasury Stock Purchase (dated June 1, 2005)
- Convocation Notice of 21st Ordinary General Meeting of Shareholders (dated June 10, 2005)

Thank you for your attention and cooperation.

PROCESSED
JUL 11 2005
THOMSON
FINANCIAL

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

2005/06/23

Paul, Weiss, Rifkind, Wharton & Garrison
椿 柚実 様

JSAT株式会社
波多野 純子

いつも大変お世話になっております。
メールいたしましたとおり、SEC への下記提出書類を送付いたします。
ご査収方、よろしくお願いいたします。


SEC MAIL PROCESSING
2005
WASH, D.C.
192
SECTION

記

SEC への提出書類:

- Notice Regarding the Retirement of Treasury Stock (dated June 1, 2005)
- Notice of Treasury Stock Purchase (dated June 1, 2005)
- Convocation Notice of 21st Ordinary General Meeting of Shareholders (dated June 10, 2005)

以上


SEC MAIL PROCESSING
RECEIVED
JUL 07 2005
WASH., D.C. 192 SECTION

June 1, 2005
JSAT Corporation

Notice Regarding the Retirement of Treasury Stock

JSAT Corporation today announced that the Board of Directors, at the meeting of the Board of Directors held on the date hereof, decided to retire the following treasury stock, pursuant to the provisions of Article 212 of the Japanese Commercial Code

Particulars

1.	Type of shares to be retired:	Common stock
2.	The number of shares to be retired:	26,736.5 shares
3.	The amount of shares to be retired:	¥9,927,558,273
4.	The date of retirement:	June 1, 2005

(Reference)
Total number of outstanding shares after retirement of the treasury shares:
356,418 shares


RECEIVED
JUL 0 7 2005
192
WASH. D.C.
SECTION

June 1, 2005
JSAT Corporation

Notice of Treasury Stock Purchase

(Treasury stock purchase in accordance with the provisions of Article 211-3, Paragraph 1-2 of the Commercial Code of Japan)

JSAT Corporation wishes to notify you that at a meeting held today, the Board of Directors resolved to purchase treasury stock in accordance with the provisions of Article 211-3, Paragraph 1-2 of the Commercial Code of Japan.

Particulars

1. Reason for Treasury Stock Purchase

JSAT has resolved to purchase treasury stock in order to implement flexible financial policies in response to changes in its business environment.

2. Details of Treasury Stock Purchase

(1)	Class of shares to be acquired:	JSAT common stock
(2)	Total number of shares to be purchased:	Up to 10,000 shares (2.60% of shares issued and outstanding)
(3)	Total value of shares to be purchased:	Up to ¥3 billions
(4)	Purchase period:	June 1, 2005 to August 9, 2005

(Reference) Treasury stock holdings as of May 31, 2005

Number of shares issued and outstanding (excluding treasury stock):	356,418 shares
Number of treasury shares:	26,736.5 shares

To All Shareholders:


SEC MAIL PROCESSING
RECEIVED
JUL 07 2005
WASH, D.C.
192
SECTION

JSAT Corporation
1-11-1 Marunouchi, Chiyoda-ku, Tokyo

June 10, 2005

Convocation Notice of 21st Ordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend the 21st Ordinary General Meeting of Shareholders of JSAT Corporation, which will be held as written below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. To do so, please review the attached reference materials, indicate "for" or "against" for each agenda item shown on the enclosed Exercise of Voting Rights Form, affix your seal to the Form, and return it immediately.

Sincerely,
Kiyoshi Isozaki, President and CEO

1. Date & Time: Tuesday the 28th of June 2005; 10:00 a.m.

2. Venue: Aoi-no-ma, Main Building 1st Floor, Toranomon Pastoral,
4-1-1 Toranomon, Minato-ku, Tokyo

3. Meeting Agenda:

Item to be reported:

1. Business Report, Balance Sheet, and Income Statement for the Company's 21st business year (from April 1, 2004 to March 31, 2005)
2. Consolidated Balance Sheet, Consolidated Income Statement, Independent Auditors' Report by Independent Auditor and Independent Auditors' Report by Internal Auditors for the Companies' 21st business year (from April 1, 2004 to March 31, 2005)

Items to be resolved:

Item 1: Approval of proposal for appropriation of retained earnings for the 21st business year
Item 2: Amendment of Articles of Incorporation
Item 3: Appointment of nine directors
Item 4: Appointment of two corporate auditors
Item 5: Issuance of stock acquisition rights for incentive stock options
Item 6: Payment of severance benefits to retired corporate auditors

Note : This translation should not be construed as a complete representation of the original notification written in Japanese.